SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras´ Investments

Rio de Janeiro, March 29 2010 – Petróleo Brasileiro S.A. - Petrobras, informs that the Board of Directors (BOD), approved today, the revision of the project portfolio for the 2011-2014 period, with total investments of up to R$ 250 billion, instead of the R$265 billion approved during a previous meeting and announced in a statement on March 19 2010.

The Board also approved a set of projects that total investments of about R$ 462 billion for the post-2014 period. These projects were appraised based on a preliminary view, and in line with  Petrobras´ Vision for 2020. It should be noted that part of the post-2014 investments represent the development of projects that are already included in the 2010-2014 portfolio but have maturity time longer than the 5-year Business Plan, most of them on exploration and production segment.

In the Exploration & Production (E&P) area, the investments aim to increase oil and natural gas production, taking advantage of the success that was achieved in the post- and pre-salt and also the exploratory activities. The E&P project portfolio includes the construction of production platforms and drilling rigs, support vessels, and investments in infrastructure for transportation.

In Refining, Transportation, Marketing (RTM), and in petrochemicals, the investments will be made to increase the production of derivatives to meet the growing demand in the domestic market, adding value to the oil  produced, increasing the Company's margins, and also allowing for oil products and petrochemicals exports. Investments will also be made to improve the quality of the products, meeting both international and environmental standards.

For the Gas & Energy area, the goals are to diversify and flexibilize sources of supply of Natural Gas to use the associated gas produced in the pre-salt. In the fertilizer area, investments will be directed to supply the large Brazilian agricultural potential with increasing demands for fertilizers, aiming to increase the scale of production, company earnings with gas production, and to ensure additional demand for the input.

The Plan also provides for investments in infrastructure to transport the ethanol production, consolidating the internal biodiesel market with competitive alternatives with regard to soybeans, with new biodiesel and ethanol plants. Therefore, the Company intends to participate in the domestic productive chain of ethanol and biodiesel, in the development of international markets in a selective manner, prioritizing feedstock coming from family farms in a sustainable manner.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

			R$ billion
	2011-14	After 2014	TOTAL
Exploration and Production	153.6	401	554.6
RTC anc Petrochemical	79.0	58	137.0
Natural Gas and Fertilizers	17.0	3	20.0
Biofuel	0.216	- -	0.216
TOTAL	249.8	462	711.8

The investments are in line with Petrobras Strategic Plan, which foresees integrated growth, with profitability and social and environmental responsibility. They must also meet a financing analysis that limits the Net Debt/EBITDA index at 2.5 and net leverage ratio below 35%.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 30, 2010

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.